Exhibit 99.8

Glass House Brands Provides Update on Timing of Planned Southern California
Greenhouse Acquisition

Accelerates Planned Closing to Commence Cannabis Retrofit and other Capital Improvement Projects

LONG BEACH, CA and TORONTO, August 3, 2021 // -- Glass House Brands Inc. (“Glass House” or the “Company”) (NEO: GLAS.A.U and GLAS.WT.U)(OTCQX: GLASF and GHBWF), one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., today announced that it has agreed to amended closing terms (the “Agreement”) with the sellers of the Company’s planned approximate 5.5 million square foot greenhouse located in Southern California (the “SoCal Facility”).

Under the terms of the Agreement, Glass House will close escrow on the SoCal Facility following receipt from Ventura County that the final building permit issue at the SoCal Facility has been signed off. Previously, the Company had expected to close the acquisition following the issuance of the cannabis cultivation license from Ventura County. The sellers of the SoCal Facility have further agreed to carry a $30 million note through the issuance of the California state cannabis licenses or end of FY 2021, whichever is sooner. The Company now expects to complete the acquisition of the SoCal Facility in Q3 2021 using cash on hand, subject to local regulatory approval.

“We are thrilled to accelerate possession of our newest cultivation facility and excited to begin working towards the full retrofit and licensing of the facility,” said Kyle Kazan, Glass House Chairman and CEO. “We have had a great working relationship with the sellers through the entire process and were happy to find an amendment that was in the best interest of both parties. Upon completion, we will be ideally positioned to lead the world's largest cannabis market with our unmatched capacity that, combined with our best-in-class cultivation practices, yield some of the highest quality cannabis in the industry. I look forward to providing additional updates on our progress in due course and improving access to our sustainably-grown, craft cannabis for consumers across California.”

The SoCal Facility consists of six, high-tech, environmentally controlled agricultural greenhouses totaling approximately 5.5 million square feet, located on a 160-acre property in Ventura County, California. Upon closing, the Company expects to immediately commence the first phase of its conversion of the agricultural greenhouses to cannabis cultivation, which will result in the upgrade and retrofit of approximately 1.7 million square feet of the SoCal Facility.

About Glass House

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis and hemp companies in the U.S., with a decisive focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan and Graham Farrar instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

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